Exhibit 3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES DISCOVERY OF TWO NEW MINERALIZED
ZONES AT THE PHOENIX TREND AT WHEELER RIVER
Toronto, ON — July 15, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that the summer drill program has discovered two new mineralized zones at the extreme northeast and southwest edges of the presently defined Phoenix trend.
At the northeast edge of the Phoenix trend (Zone D in the attached map) basement-hosted mineralization was discovered in the WR-309A area. WR-325 located a deep zone of strongly altered graphitic pelite, with three low-grade intersections within a 66 metre continuous core length at a depth of 100 metres beneath the much larger silicified cap. The graphitic zone contained elevated equivalent uranium values over the full 66 metres, but less than the cut-off of 0.05% eU3O8. To date this is the only hole to have tested this graphitic stratigraphy, and it is now an important high priority target exhibiting potential for both unconformity and basement-hosted mineralization.
Drilling to the southwest of the Phoenix trend discovered new mineralization, shown as Zone C on the attached map. WR-328 intersected 9.65% eU3O8 over 0.8 m from 374.4 m, with an alteration signature indicating the start of a new zone.
Both these zones are open along strike and confirm Denison’s belief that the Phoenix discovery is a major deposit with now four discrete zones of mineralization over a length of 1,300 metres.
Summer 2010 Overview
A total of 17 holes totalling 8,344 metres have been drilled as part of this summer’s 45 hole 20,000 metre program. In addition to the drilling of several reconnaissance resistivity targets, several holes were drilled on the margins of Zone A and in the area between Zones A and B.
Zones A, B
Six holes totalling 2,769 metres (WR-313, 315, 318, 321, 324, and 327) were drilled on the margins of Zones A and B. The first three holes tested the northwest footwall contact of the quartzite ridge at the south end of Zone A. These holes confirmed that this contact is very sharp as no significant mineralization was intersected. Two holes (WR-321 and WR-324) tested the “gap” between Zones A and B, and are classified as near misses as the zone narrows to less than 20 metres on these two adjoining sections. Additional infill drilling is planned as part of the summer program.
Drill hole WR-327 was located 10 metres to the southeast on section with high-grade hole WR-272 (previously reported at 4.13% U3O8 over 4.5 metres) and returned 1.41%, 6.50%, and 2.15% eU3O8 over 0.4m, 1.4m, and 0.5m from 403.5m, 404.2m, and 407.6m, respectively.
Zone D
Four holes totalling 2,269 metres (WR-312, 316, 320, and 325) were drilled at the northeast end of the Phoenix trend. The first three holes intersected a silicification column in the sandstone previously reported from WR-309A. Silicified sandstone is a characteristic feature overlying the McArthur River deposits. These holes intersected no features in the basement that could cause this intense alteration. The fourth hole, WR-325, tested the hypothesis that the silicification in the sandstone was related to a basement structure oriented parallel to the grid lines. This hole intersected over 66 metres of strongly altered graphitic pelite. It is believed that where this graphitic pelite intersects the unconformity is a prime target for unconformity mineralization. Additional holes are planned to test the favourable graphitic horizon up-dip at the unconformity where no drilling has been carried out. Future drill holes will also target down-dip to test for an Eagle Point type target, as the graphitic basement alteration is the most intensely altered of all areas of the Phoenix.

Zone C
Two holes totalling 858 metres (WR-326, 328) were drilled at the extreme south end of the Phoenix trend. WR-326 intersected favourable stratigraphy approximately 25 metres ahead of WR-270, and is believed to have overshot the optimum target. WR-328 was collared 58 meters to the southwest along the assumed trend. The alteration was intersected in the sandstone 40 metres higher than in WR-326, a feature noted in the past that is often associated with mineralization. This hole intersected 9.65% eU3O8 over 0.8 m from 374.4 m. This Zone remains open to the southwest and northeast.
Geophysical targets
Five holes totalling 2,448 metres (WR-314, 317, 319, 322, and 323) were drilled on reconnaissance resistivity and EM conductor anomalies in areas away from but along strike from the Phoenix stratigraphy. While no intersections of economic significance were made, holes WR-319 and WR-322, both drilled in close proximity to previously abandoned hole WR-284, intersected very favourable structural disruption while not explaining the causative geophysical anomalies, and further drilling is planned.
The summer 2010 drill program, expected to continue with three drill rigs until early September. The current focus will be on infill and strike extension work on Zones A and B.
The Phoenix deposits are located on the Wheeler River property which is located between the McArthur River Mine and Key Lake mill complex. Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 19, 2010 filed under the Company’s profile on the SEDAR website. All drill holes reported to date were drilled at either -80 or -90 degrees, (except for WR-325 which was drilled at -75) and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths. All equivalent uranium values reported at a 1.0% eU3O8 cut-off unless otherwise noted.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills currently operating in North America. Denison also has a portfolio of exploration and development projects in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.

Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the ability to access capital; the ability of Denison to meet its obligations to its creditors; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical and processing problems; and, the potential influence of, or reliance upon, a business partner.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Holes WR-269, WR-283, WR-287, WR-288, WR-294, WR-295, WR-318, WR-325, WR-327 and WR-328 are reported using downhole probe equivalent grade
• Results of the summer 2010 program highlighted in yellow
• Grade*Thickness contours based on results to hole WR-328 of the summer program.
WR-287 33.4%eU_3O_8/7.5m
WR-290 8.02%U_3O_8/5.0m
WR-301 2.40%U_3O_8/8.5m
WR-285 0.24%U_3O_8/2.0m
WR-279 0.26%U_3O_8/0.5m
WR-281 2.08%U_3O_8/2.0m
WR-300 33.6%U_3O_8/3.5m
WR-272 4.13%U_3O_8/4.5m
WR-286 16.80%U_3O_8/9.0m
WR-274 4.83%U_3O_8/8.3m
WR-318 9.8%eU_3O_8/5.1m
WR-302 9.09%U_3O_8/8.5m
WR-325 0.12%eU_3O_8/1.5m and 0.10%eU_3O_8/0.3m and 0.11%eU_3O_8/0.7m
WR-276 1.29%U_3O_8/3.0m
Zone D
WR-269 9.09%eU_3O_8/1.5m
WR-305 25.5%U_3O_8/6.5m
WR-299 10.2%U_3O_8/5.5m
WR-306 33.2%U_3O_8/7.5m
WR-308 2.00%U_3O_8/2.0m
WR-292 5.07%U_3O_8/7.5m
Phoenix Zone A
WR-268 9.26%U_3O_8/4.5m
WR-288 0.16%eU_3O_8/3.0m
WR-258 11.82%U_3O_8/5.5m
WR-261 1.79%U_3O_8/7.5m
WR-283 0.20%eU_3O_8/6.4m
WR-273 62.6%U_3O_8/6.0m
WR-294 10.46%eU_3O_8/1.7m
WR-311 6.66%U_3O_8/6.5m
WR-293 0.51%U_3O_8/1.5m
WR-267 19.98%U_3O_8/3.5m
WR-253 1.40%U_3O_8/4.0m
WR-266 3.78%U_3O_8/1.0m
WR-249 1.06%U_3O_8/2.4m
WR-327 1.7%eU_3O_8/0.5m and 5.39e%U_3O_8/1.5m and 2.4%eU_3O_8/0.5m
WR-251 0.78%U_3O_8/2.3m
Phoenix Zone B
WR-270 0.96%U_3O_8/1.0m
WR-291A 10.35%U_3O_8/3.0m
WR-295 3.61%eU_3O_8/0.9m
WR-259 17.76%U_3O_8/4.5m
Zone C
WR-260 0.25%U_3O_8/1.5m
WR-328 9.65%eU_3O_8/0.8m
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness (%U_3O_8(%eU_3O_8)*m)
Uranium Intersection
pelite
graphitic pelite
graphitic garnetiferous pelite
garnetiferous pelite
semipelite
quartzite
pegmatite
granitic gneiss
thrust fault
WS hangingwall fault
0
400m